Exhibit 99.4(b)

GUARANTY

THIS GUARANTY, dated as of November 3, 2021 (as amended, restated, supplemented, or otherwise modified from time to time, this “Guaranty”), made by ACRES COMMERCIAL REALTY CORP., a Maryland corporation (“Guarantor”), in favor of MORGAN STANLEY MORTGAGE CAPITAL HOLDINGS LLC, a New York limited liability company, as administrative agent (in such capacity, together with its permitted successors and assigns, the “Administrative Agent”) for MORGAN STANLEY BANK, N.A., a national banking association (“MSBNA”), and such other financial institutions from time to time party to the Repurchase Agreement (as defined below) as buyers (MSBNA, together with its successors and assigns, and together with such other financial institutions from time to time party to the Repurchase Agreement and their respective successors and assigns, collectively “Buyers” and individually, each a “Buyer”).

RECITALS

A.Pursuant to that certain Master Repurchase and Securities Contract Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Repurchase Agreement”), between Administrative Agent, on behalf of Buyers, Buyers, and ACRES REAL ESTATE SPE 10, LLC, a Delaware limited liability company (“Seller”), Seller has agreed to sell to Administrative Agent, on behalf of Buyers certain Purchased Assets (as defined in the Repurchase Agreement) upon the terms and subject to the conditions as set forth therein.  Pursuant to the terms of that certain Custodial Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Custodial Agreement”), by and among Administrative Agent, on behalf of Buyers, Seller and Wells Fargo Bank, N.A. (“Custodian”), Custodian is required to take possession of the Purchased Assets, along with certain other documents specified in the Custodial Agreement, as Custodian of Administrative Agent, on behalf of Buyers, and any future purchaser, on several delivery dates, in accordance with the terms and conditions of the Custodial Agreement.  Pursuant to the terms of that certain Pledge and Security Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Pledge Agreement”), made by ACRES Realty Funding, Inc., a Delaware corporation (“Pledgor”) in favor of Administrative Agent, on behalf of Buyers, Pledgor has pledged to Administrative Agent, on behalf of Buyers, all of the Pledged Collateral (as defined in the Pledge Agreement).  The Repurchase Agreement, the Custodial Agreement, the Blocked Account Agreement, the Servicing Agreement and Servicer Acknowledgment, the Fee Letter, the Pledge Agreement, the Power of Attorney to Administrative Agent, on behalf of Buyers, the Power of Attorney to Seller, all Transfer Documents, all Confirmations executed pursuant to the Repurchase Agreement and all other documents executed in connection herewith and therewith, and this Guaranty shall be referred to herein as the “Transaction Documents”.

B.Guarantor directly or indirectly owns one hundred percent (100%) of the legal and beneficial limited liability company interest in, and controls, Seller and Pledgor, and Guarantor will derive benefits, directly and indirectly, from the execution, delivery and performance by Seller of the Transaction Documents and the transactions contemplated by the Repurchase Agreement.

C.It is a condition precedent to Administrative Agent, on behalf of Buyers, acquiring the Purchased Assets pursuant to the Repurchase Agreement that Guarantor shall have executed and delivered this Guaranty.

NOW, THEREFORE, in consideration of the foregoing premises, to induce Administrative Agent, on behalf of Buyers, to enter into the Transaction Documents and to enter into the transactions contemplated thereunder, Guarantor hereby agrees with Administrative Agent, on behalf of Buyers, as follows:

1.Defined Terms.  Unless otherwise defined herein, capitalized terms used herein shall have the respective meanings given them in the Repurchase Agreement.

“Adjusted Total Indebtedness” shall mean, with respect to Guarantor and its Consolidated Subsidiaries and any date, the Total Indebtedness of Guarantor minus the sum of Convertible Debt, Trust Preferred Securities, Senior Unsecured Notes and CRE Securitizations.

“Cash Equivalents” shall mean, with respect to any Person, any of the following, to the extent owned by such Person or any of its Consolidated Subsidiaries free and clear of all liens and having a maturity of not greater than thirty (30) days from the date of issuance thereof, readily marketable direct obligations of the government of the United States or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of the government of the United States.

“CECL” shall have the meaning ascribed to such term in the definition of “Total Equity” in this Section 1.

“Convertible Debt” shall mean any security convertible or exchangeable for any Equity Interest at the option of the holder thereof for a pre-determined price.

“Consolidated Subsidiaries” shall mean, as of any date and any Person, any and all Subsidiaries or other entities that are consolidated with such Person in accordance with GAAP.

“CRE Securitizations” shall mean an investment-grade security backed by a pool of bonds, loans or other assets that has been issued by Guarantor or an Affiliate of Guarantor.

“EBITDA” shall mean, with respect to Guarantor and its Consolidated Subsidiaries and any period, determined without duplication on a consolidated basis in accordance with GAAP, an amount equal to the sum of (a) net income (or loss) of such Person (prior to any impact from minority interests and before deduction of any dividends on preferred stock of such Person), plus the following (but only to the extent actually included in determination of such net income (or loss)):  (i) depreciation and amortization expense, (ii) interest expense, (iii) income tax expense, (iv)  extraordinary or non-recurring gains and losses and (v) the CECL reserve, plus (b) Guarantor and its Consolidated Subsidiaries’ proportionate share of EBITDA of its unconsolidated Affiliates, all with respect to such period.

“Equity Interests” shall mean, with respect to Guarantor and its Consolidated Subsidiaries, (a) any share, interest, participation and other equivalent (however denominated) of capital stock of (or other ownership, equity or profit interests in) such Person, (b) any warrant, option or other right for the purchase or other acquisition from such Person of any of the foregoing, (c) any security convertible into or exchangeable for any of the foregoing, and (d) any other ownership or profit interest in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such share, warrant, option, right or other interest is authorized or otherwise existing on any date.

“Intangible Assets” shall mean all intangible assets of a Person, including, without limitation, capitalized servicing rights, goodwill, patents, tradenames, trademarks, copyrights, franchises, any organizational expenses, prepaid expenses, prepaid assets, receivables from Affiliates and any other asset as shown as an intangible asset on the balance sheet of such Person on a consolidated basis as determined at a particular date in accordance with GAAP; provided however that Intangible Assets shall exclude any intangible assets arising from the purchase price allocation of net lease assets by such Person as required by GAAP up to a maximum amount equal to the lesser of (x) $30,000,000, (y) 5% of the fair market value of real estate on the balance sheet of Guarantor and its consolidated Subsidiaries, as determined in accordance with GAAP, and (z) 5% of shareholders’ equity of Guarantor and its consolidated Subsidiaries as determined in accordance with GAAP.

“Interest Expense” shall mean, with respect to Guarantor and its Consolidated Subsidiaries and any period, determined without duplication on a consolidated basis, the amount of total interest expense incurred by Guarantor and its Consolidated Subsidiaries, including capitalized or accruing interest (but excluding (i) excess amortization of issuance costs of CRE Securitizations assets (a) early payoffs of any underlying assets in the CRE Securitizations or (b) issuer electing to early terminate the securities; (ii) the non-cash interest expense associated with Senior Unsecured Notes non-market discount, Convertible Debt and similar debt obligations with equity conversion or option features; (iii) non-cash amortization from terminated interest rate swaps or (iv) termination costs from indebtedness that is deemed non-recurring), plus Guarantor and its Consolidated Subsidiaries’ proportionate shares of interest expense from the joint venture investments in unconsolidated Affiliates of Guarantor and its Consolidated Subsidiaries, all with respect to such period.

“Liquidity” shall mean, with respect to Guarantor on any date, the amount of cash and Cash Equivalents (in each case, other than restricted cash) held by Guarantor.

“RRBM” shall have the meaning ascribed to such term in the definition of “Total Equity” in this Section 1.

“Senior Unsecured Notes” shall mean debt in the form of unsecured senior or senior subordinated notes issued by the Guarantor or an Affiliate of Guarantor.

“Tangible Net Worth” shall mean with respect to Guarantor and its Consolidated Subsidiaries, and as of any date (a) all amounts which would be included under shareholder’s equity of Guarantor and its Consolidated Subsidiaries on the balance sheet of Guarantor and its Consolidated Subsidiaries, as of such date, determined in accordance with GAAP, less (b) Intangible Assets of Guarantor and its Consolidated Subsidiaries.

“Test Period” shall mean the most recently completed calendar quarter.

“Total Equity” shall mean, with respect to Guarantor and its Consolidated Subsidiaries as of any date, Guarantor’s consolidated shareholder’s equity as of such date of determination, as determined in accordance with GAAP, provided, however, that such determination in accordance with GAAP (a) shall not measure credit losses on Guarantor’s and its Consolidated Subsidiaries’ portfolio of loans in accordance with the Current Expected Credit Losses model (“CECL”); and (b) in lieu of CECL, such determination of credit losses on Guarantor’s and its Consolidated Subsidiaries’ portfolio of loans shall be determined in accordance with a risk rating-based methodology (“RRBM”) as disclosed in the financing receivables footnotes of Guarantor’s quarterly and annual financial reports filed with the Securities and Exchange Commission on Form 10-Q and Form 10-K, respectively, with the reserve being calculated by applying a credit loss to the face amount of the loan of 1.5% for loans rated 3, 5% for loans rated 4 and a specific loan credit loss for loans rated a 5, as amended from time to time as set forth in such financial reports, consistently applied.

“Total Indebtedness” shall mean, with respect to Guarantor and its Consolidated Subsidiaries as of any date, determined without duplication on a consolidated basis in accordance with GAAP, all amounts of Indebtedness of Guarantor and its Consolidated Subsidiaries plus their respective proportionate share of all Indebtedness of unconsolidated Affiliates in which any of them are an investor, on or as of such date.

“Trust Preferred Securities” shall mean REIT trust preferred securities that have been issued by Guarantor or an Affiliate of Guarantor.

2.Guaranty.  (a) Subject to Sections 2(b), 2(c) and 2(d) below, Guarantor hereby unconditionally and irrevocably guarantees to Administrative Agent, on behalf of Buyers, the prompt and complete payment and performance when due, whether at stated maturity, by acceleration of the Repurchase Date or otherwise, of all of the following:  (i) all payment obligations owing by Seller to Administrative Agent, on behalf of Buyers, under or in connection with the Repurchase Agreement or any of the other Transaction Documents or other agreements relating thereto, (ii) any and all extensions, renewals, modifications, amendments or substitutions of the foregoing, and (iii) any other obligations of Seller and Pledgor with respect to Administrative Agent, on behalf of Buyers, under each of the Transaction Documents (collectively, the “Obligations”).

(b)Notwithstanding anything herein to the contrary, but subject to Sections 2(c) and 2(d) below, which shall control, the maximum liability of Guarantor hereunder and under the Transaction Documents shall in no event exceed twenty-five percent (25%) of the Obligations.

(c)Notwithstanding the foregoing, or any other provision herein to the contrary, the limitation on recourse liability as set forth in Section 2(b) above SHALL BECOME NULL AND VOID and shall be of no further force and effect, and the Obligations shall be full recourse to Seller and Guarantor, jointly and severally, upon the occurrence of any of the following:

(i)a voluntary bankruptcy or insolvency proceeding is commenced by Seller, Pledgor or Guarantor under the Bankruptcy Code or any similar federal or state law;

(ii)an involuntary bankruptcy or insolvency proceeding is commenced against Seller, Pledgor or Guarantor in connection with which Seller, Pledgor, Guarantor, or any of their respective Affiliates has or have colluded in any way with the creditors commencing or filing such proceedings; and

(iii)any breach of the separateness covenants set forth in Article 13 of the Repurchase Agreement that results in the legal or equitable consolidation of any of the assets and/or liabilities of Seller or Pledgor with any other Person (including, without limitation, in connection with any proceeding under any Insolvency Law).

(d)In addition to the foregoing, and notwithstanding the limitations on recourse liability set forth in Section 2(b) above, Guarantor shall be liable to Administrative Agent, on behalf of Buyers, for any losses, costs, claims, expenses or other liabilities actually incurred by Administrative Agent, on behalf of Buyers, which are in any way attributable to:

(i)any material breach of the separateness covenants set forth in Article 13 of the Repurchase Agreement (other than as set forth in Section 2(c)(iii) above);

(ii)fraud, misrepresentation, willful misconduct or gross negligence by Seller, Pledgor or Guarantor, or any Affiliate of Seller, Pledgor or Guarantor in connection with the execution and delivery of this Guaranty, the Repurchase Agreement or any of the other Transaction Documents, or any certificate, report, financial statement or other instrument or document furnished to Administrative Agent, on behalf of Buyers, at the time of the closing of the Repurchase Agreement or during the term of the Repurchase Agreement;

(iii)Seller’s failure to obtain Administrative Agent’s, on behalf of Buyers, prior written consent to any subordinate financing or voluntary liens in each case that encumber any or all of the Purchased Assets that are not permitted under the Transaction Documents; and

(iv)any material breach of any representations and warranties by Guarantor contained in any Transaction Document or herein and any breach by Seller, Guarantor or any of their respective Affiliates, of any representations and warranties relating to Environmental Laws, or any indemnity for costs incurred in connection with the violation of any Environmental Law, the correction of any environmental condition, or the removal of any materials of environmental concern, in each case in any way affecting Seller’s or Guarantor’s properties or any of the Purchased Assets.

(e)Nothing herein shall be deemed a waiver of any right which Administrative Agent, on behalf of Buyers, may have under Sections 506(a), 506(b), 1111(b) or any other provision of the Bankruptcy Code to file a claim for the full amount of the outstanding obligations under the Repurchase Agreement or to require that all Purchased Assets shall continue to secure all of the outstanding obligations owing to Administrative Agent, on behalf of Buyers, in accordance with the Repurchase Agreement or any other Transaction Documents.

(f)Guarantor further agrees to pay any and all expenses (including, without limitation, all reasonable fees and disbursements of counsel) which may be paid or incurred by

Administrative Agent, on behalf of Buyers, in enforcing, or obtaining advice of counsel in respect of, any rights with respect to, or collecting, any or all of the Obligations and/or enforcing any rights with respect to, or collecting against, Guarantor under this Guaranty.  This Guaranty shall remain in full force and effect until the date upon which the Obligations are paid in full.

(g)No payment or payments made by Seller, Pledgor or any other Person or received or collected by Administrative Agent, on behalf of Buyers, from Seller, Pledgor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application, at any time or from time to time, in reduction of or in payment of the Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of Guarantor hereunder which shall, notwithstanding any such payment or payments, remain liable for the amount of the Obligations under this Agreement until the Obligations are paid in full, but subject to the limitations on Guarantor’s liability under Section 2(b) above; provided that this provision is not intended to allow Administrative Agent, on behalf of Buyers, to recover an amount greater than  the amount of the Obligations.

(h)Guarantor agrees that whenever, at any time, or from time to time, Guarantor shall make any payment to Administrative Agent, on behalf of Buyers, on account of any liability hereunder, Guarantor will notify Administrative Agent, on behalf of Buyers, in writing that such payment is made under this Guaranty for such purpose.

(i)Notwithstanding anything to the contrary contained herein, in no event shall Guarantor have any liability under Sections 2(c) or 2(d) hereof for matters that relate to facts or circumstances that first arise from and after Administrative Agent, on behalf of Buyers, or its nominee or any third party takes title to, or ownership of (free and clear of any repurchase or redemption rights of Seller or Pledgor, or obligations of Buyers with respect to such rights under the Transaction Documents), the Purchased Assets or the collateral pledged under the Pledge Agreement, as applicable, in connection with the exercise by Administrative Agent, on behalf of Buyers, of remedies under the Repurchase Agreement or the Pledge Agreement, as applicable.

3.

Subrogation.  Upon making any payment hereunder, Guarantor shall be subrogated to the rights of Administrative Agent, on behalf of Buyers, against Seller and Pledgor and any collateral for any Obligations with respect to such payment; provided, that Guarantor shall not seek to enforce any right or receive any payment by way of subrogation until all amounts due and payable by Seller or Pledgor to Administrative Agent, on behalf of Buyers, under the Transaction Documents or any related documents have been paid in full; provided, further, that such subrogation rights shall be subordinate in all respects to all amounts owing to Administrative Agent, on behalf of Buyers, under the Transaction Documents.  If any amount shall be paid to Guarantor on account of such subrogation rights at any time when all of the Repurchase Obligations shall not have been paid in full, such amount shall be held by Guarantor in trust for Administrative Agent, on behalf of Buyers, segregated from other funds of Guarantor, and shall, forthwith upon receipt by Guarantor, be turned over to Administrative Agent, on behalf of Buyers, in the exact form received by Guarantor (duly indorsed by Guarantor to Administrative Agent, on behalf of Buyers, if required), to be applied against the Repurchase Obligations, whether matured or unmatured, in such order as Administrative Agent, on behalf of Buyers, may determine.

4.

Amendments, etc. with Respect to the Obligations.  Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against Guarantor, and without notice to or further assent by Guarantor, any demand for payment of any of the Obligations made by Administrative Agent, on behalf of Buyers, may be rescinded by Administrative Agent, on behalf of Buyers, and any of the Obligations continued, and the Obligations, or the liability of any other party upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by Administrative Agent, on behalf of Buyers, and any Transaction Document and any other document in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as Administrative Agent, on behalf of Buyers, may deem advisable from time to time, and any collateral security, guarantee or right of offset at any time held by Administrative Agent, on behalf of Buyers, for the payment of the Obligations may be sold, exchanged, waived, surrendered or released.  Administrative Agent, on behalf of Buyers, shall have no obligation to protect, secure, perfect or insure any lien at any time held by it as security for the Obligations or for this Guaranty or any property subject thereto.  When making any demand hereunder against Guarantor, Administrative Agent, on behalf of Buyers, may, but shall be under no obligation to, make a similar demand on Seller or any other guarantor, and any failure by Administrative Agent, on behalf of Buyers, to make any such demand or to collect any payments from Seller or any such other guarantor or any release of Seller or such other guarantor shall not relieve Guarantor of its Obligations or liabilities hereunder, and shall not impair or affect the rights and remedies, express or implied, or as a matter of law, of Administrative Agent, on behalf of Buyers, against Guarantor.  For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

5.

Guaranty Absolute and Unconditional.  (a) Guarantor hereby agrees that its obligations under this Guaranty constitute a guarantee of payment when due and not of collection.  Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by Administrative Agent, on behalf of Buyers, upon this Guaranty or acceptance of this Guaranty; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Guaranty; and all dealings between Seller and Guarantor, on the one hand, and Administrative Agent, on behalf of Buyers, on the other hand, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guaranty.  Guarantor waives promptness, diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon Seller or the Guaranty with respect to the Obligations.  This Guaranty shall be construed as a continuing, absolute and unconditional guarantee of payment without regard to (i) the validity, regularity or enforceability of any agreement, any of the Obligations or any collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by Administrative Agent, on behalf of Buyers, (ii) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by Seller against Administrative Agent, on behalf of Buyers, (iii) any requirement that Administrative Agent, on behalf of Buyers, exhaust any right to take any action against Seller or any other Person prior to or contemporaneously with proceeding to exercise any right against Guarantor under this Guaranty or (iv) any other circumstance whatsoever (with or without notice to or knowledge of Seller and Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Seller for the Obligations or of Guarantor under this Guaranty, in bankruptcy or in any other instance.  When pursuing its rights and remedies hereunder against Guarantor, Administrative Agent, on behalf of Buyers, may, but shall be under no obligation, to pursue such rights and remedies that Administrative Agent, on behalf of Buyers, may have against Seller or any other Person or against any collateral security or guarantee for the Obligations or any right of offset with respect thereto, and any failure by Administrative Agent, on behalf of Buyers, to pursue such other rights or remedies or to collect any payments from Seller or any such other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of Seller or any such other Person or any such collateral security, guarantee or right of offset, shall not relieve Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Administrative Agent, on behalf of Buyers, against Guarantor.  This Guaranty shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon Guarantor and its successors and assigns thereof, and shall inure to the benefit of Administrative Agent, on behalf of Buyers, and its permitted successors, endorsees, transferees and assigns, until all the Obligations and the obligations of Guarantor under this Guaranty shall have been satisfied by payment in full.

(b)	Without limiting the generality of the foregoing, Guarantor hereby agrees, acknowledges, and represents and warrants to Administrative Agent, on behalf of Buyers, as follows:

(i)Guarantor hereby waives any defense arising by reason of, and any and all right to assert against Administrative Agent, on behalf of Buyers, any claim or defense based upon, an election of remedies by Administrative Agent, on behalf of Buyers, which in any manner impairs, affects, reduces, releases, destroys and/or extinguishes Guarantor’s subrogation rights, rights to proceed against Seller, Pledgor or any other guarantor for reimbursement or contribution, and/or any other rights of Guarantor to proceed against Seller, Pledgor any other guarantor or any other person or security.

(ii)Guarantor is presently informed of the financial condition of Seller and of all other circumstances which diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations.  Guarantor hereby covenants that it will make its own investigation and will continue to keep itself informed about the financial condition of Seller and Pledgor, the status of other guarantor, if any, of all other circumstances which bear upon the risk of nonpayment and that it will continue to rely upon sources other than Administrative Agent, on behalf of Buyers, for such information and will not rely upon Administrative Agent, on behalf of Buyers, for any such information.  Absent a written request for such information by Guarantor to Administrative Agent, on behalf of Buyers, Guarantor hereby waives the right, if any, to require Administrative Agent, on behalf of Buyers, to disclose to Guarantor any information which Administrative Agent, on behalf of Buyers, may now or hereafter acquire concerning such condition or circumstances including, but not limited to, the release of or revocation by any other guarantor.

(iii)Guarantor has independently reviewed the Transaction Documents and related agreements and has made an independent determination as to the validity and enforceability thereof, and in executing and delivering this Guaranty to Administrative Agent, on behalf of Buyers, Guarantor is not in any manner relying upon the validity, and/or enforceability, and/or attachment, and/or perfection of any liens or security interests of any kind or nature granted by

Seller, Pledgor or any other guarantor to Administrative Agent, on behalf of Buyers, now or at any time and from time to time in the future.

6.

Reinstatement.  This Guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Obligations is rescinded or must otherwise be restored or returned by Administrative Agent, on behalf of Buyers, upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Seller or Pledgor or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for Seller or any substantial part of the property of Seller or Pledgor, or otherwise, all as though such payments had not been made.

7.

Payments.  Guarantor hereby agrees that the Obligations will be paid to Administrative Agent, on behalf of Buyers, without set-off or counterclaim in United States Dollars at the address specified in writing by Administrative Agent, on behalf of Buyers.

8.	Representations and Warranties. Guarantor represents and warrants that:
(a)

It is duly incorporated, validly existing and in good standing under the laws and regulations of its jurisdiction of incorporation or organization, as the case may be.  It is duly licensed, qualified, and in good standing in every state where such licensing or qualification is necessary for the transaction of its business.  It has the power to own and hold the assets it purports to own and hold, and to carry on its business as now being conducted and proposed to be conducted, and has the power to execute, deliver, and perform its obligations under this Guaranty;

(b)

This Guaranty has been duly executed by it, for good and valuable consideration.  This Guaranty constitutes a legal, valid and binding obligation of Guarantor enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (whether enforcement is sought in proceedings in equity or at law);

(c)	Guarantor does not believe, nor does it have any reason or cause to believe, that it cannot perform in all respects all covenants and obligations contained in this Guaranty applicable to it;
(d)

The execution, delivery and performance of this Guaranty will not violate (i) its organizational documents, (ii) any contractual obligation to which it is now a party or constitute a default thereunder, or result thereunder in the creation or imposition of any lien upon any of its assets, (iii) any judgment or order, writ, injunction, decree or demand of any court applicable to it, or (iv) any applicable Requirement of Law;

(e)

There is no action, suit, proceeding, litigation, investigation, arbitration or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Guarantor, threatened by or against Guarantor, Pledgor or Seller or against their respective assets (i) with respect to any of the Transaction Documents or any of the transactions contemplated hereby or thereby or (ii) in each case, to the extent that the same shall not be reasonably expected to have a Material Adverse Effect.  Guarantor is in compliance in all material respects with all Requirements of Law.  None of Guarantor, Pledgor or Seller is in default in any respect with respect to any judgment, order, writ, injunction, decree, rule, or regulation of any arbitrator or Governmental Authority;
(f)

Guarantor has timely filed (taking into account all applicable extensions) all required federal income tax returns and all other material tax returns, domestic and foreign, required to be filed by it and has paid all material taxes, assessments, fees, and other governmental charges payable by it, or with respect to any of its properties or assets, that have become due and payable except to the extent such amounts are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP, and there is no claim relating to any such taxes now pending that was made in writing by any Governmental Authority and that is not being contested in good faith as provided above;

(g)

No order, consent, approval, license, authorization or validation of, or filing, recording or registration with, or exemption by, any Governmental Authority or any other Person is required to authorize, or is required in connection with, (i) the execution and performance of this Guaranty, (ii) the legality, validity, binding effect or enforceability of this Guaranty against it or (iii) the consummation of the transactions contemplated by this Guaranty, except filing obligations with the Securities and Exchange Commission arising in the ordinary course of Guarantor’s business as a public company, including, without limitation, 8K, 10Q and 10K filings, which have been obtained and are in full force and effect; and

(h)	There are no judgments against Guarantor unsatisfied of record or docketed in any court located in the United States of America and no Act of Insolvency has ever occurred with respect to it.

Guarantor agrees that the foregoing representations and warranties shall be deemed to have been made by Guarantor on the date of each Transaction under the Repurchase Agreement, on and as of such date of the Transaction, as though made hereunder on and as of such date.

9.	Financial Covenants.

(a)Guarantor hereby agrees that, until the Repurchase Obligations have been paid in full, Guarantor shall not, with respect to itself and its Subsidiaries, directly or indirectly:

(i)permit its Liquidity at any time to be less than the greater of (A) Ten Million and NO/00 Dollars ($10,000,000.00) and (B) five percent (5%) of the aggregate outstanding Repurchase Price of all Purchased Assets as of such time;

(ii)permit its Tangible Net Worth at any time to be less than the sum of (1) Three Hundred Fifty Million and NO/00 Dollars ($350,000,000.00) plus, in each case, (2) seventy-five percent (75%) of the aggregate net proceeds received by Guarantor or any of its Affiliates from any equity capital raised following the date hereof;

(iii)permit, as of the end of any Test Period, the ratio of its (A) Total Indebtedness as of the end of such Test Period to (B) Total Equity as of the end of such  Test Period to exceed 6.00 to 1.00.  For the avoidance of doubt, any calculation of Total Indebtedness will include any and all recourse and non-recourse debt of any Consolidated Subsidiary of Guarantor;

(iv)permit, as of the end of any Test Period, the ratio of its Adjusted Total Indebtedness as of the end of such Test Period to its Total Equity as of the end of such Test Period to be greater than 2.50 to 1.00; and

(v)permit, for any Test Period, the ratio of (i) the sum of the of the trailing four (4) fiscal quarters EBITDA for itself and its Consolidated Subsidiaries for such Test Period to (ii) the trailing four (4) fiscal quarters Interest Expense for itself and its Consolidated Subsidiaries for such Test Period to be less than 1.50 to 1.00.

(b)Guarantor’s compliance with the covenants set forth in this Section 9 must be evidenced by the financial statements and by a Financial Covenant Compliance Certificate in the form of Exhibit VI to the Repurchase Agreement furnished together therewith, as provided by Seller to Administrative Agent, on behalf of Buyers, pursuant to Sections 3(f) and 12(g) of the Repurchase Agreement and compliance with all such covenants are subject to continuing verification of Administrative Agent, on behalf of Buyers, and Guarantor shall provide (to the extent permitted by applicable law) information that is reasonably requested by Administrative Agent, on behalf of Buyers, with respect to any lawsuits and/or other matters disclosed in any financial statements of Guarantor delivered to Administrative Agent, on behalf of Buyers, or disclosed in any Form 8-K filed by Guarantor with the Securities and Exchange Commission which would reasonably be expected to have a material  adverse effect  on Guarantor’s ability to comply with the covenants set forth in this Section 9; provided, that, for the avoidance of doubt, such continued verification shall not obligate Guarantor or Seller to provide additional financial statements or Financial Covenant Compliance Certificates other than those required under Sections 3(f) and 12(g) of the Repurchase Agreement.

(c)Notwithstanding anything to the contrary contained in this Guaranty, in the event that Guarantor, Seller or any Affiliate thereof that is a Subsidiary of Guarantor has entered into or shall enter into or amend any other commercial real estate loan repurchase agreement, warehouse facility or credit facility with any other lender or repurchase buyer with terms more restrictive financial covenants thereunder than the covenants in Section 9(a) above (a “More Favorable Agreement”), then Guarantor or Seller shall (i) give notice to Administrative Agent of such more favorable terms promptly, and in no event less than five (5) Business Days’ prior the execution of such More Favorable Agreement, and (ii) enter into such amendments to the Transaction Documents as may be required by Administrative Agent to reflect such more favorable terms, which shall be deemed to be effective as of the date of Guarantor’s or Seller’s execution of such More Favorable Agreement.

10.	Further Covenants of Guarantor:
(a)	Reserved.
(b)	Anti-Money Laundering, Anti-Corruption and Economic Sanctions.
(i)

Guarantor is in compliance, in all material respects, with (A) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and the United States

Treasury Department of State, and any other applicable enabling legislation or executive order relating thereto, (B) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT Act of 2001), and (C) the United States Foreign Corrupt Practices Act of 1977, as amended, and any other applicable anti-bribery laws and regulations.  No part of the proceeds of any Transaction will be used, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(ii)

Guarantor agrees that, from time to time upon the prior written request of Administrative Agent, on behalf of Buyers, it shall (A) execute and deliver such further documents, provide such additional information and reports and perform such other acts as Administrative Agent, on behalf of Buyers, may reasonably request in order to ensure compliance with the provisions hereof (including, without limitation, compliance with the USA PATRIOT Act of 2001 and to fully effectuate the purposes of this Agreement) and (B) provide such opinions of counsel concerning matters relating to this Guaranty as Administrative Agent, on behalf of Buyers, may reasonable request; provided, however, that nothing in this Section 10(b)(ii) shall be construed as requiring Administrative Agent, on behalf of Buyers, to conduct any inquiry or decreasing Guarantor’s responsibility for its statements, representations, warranties or covenants hereunder.  In order to enable Administrative Agent, on behalf of Buyers, and each of their respective Affiliates to comply with any anti-money laundering program and related responsibilities including, but not limited to, any obligations under the USA PATRIOT Act of 2001 and regulations thereunder, Guarantor on behalf of itself and its Affiliates makes the following representations and covenants to Administrative Agent, on behalf of Buyers, and each of their respective Affiliates, that neither Guarantor, nor, any of its Affiliates, is a Prohibited Person and  Guarantor is not acting on behalf of or on behalf of any Prohibited Person.  Guarantor agrees to promptly notify Administrative Agent, on behalf of Buyers, or a person appointed by Administrative Agent, on behalf of Buyers, to administer their anti-money laundering program, if applicable, of any change in information affecting this representation and covenant.

(c)

Office of Foreign Assets Control.  Guarantor warrants, represents and covenants that neither Seller, any of its Affiliates or the Assets are or will be an entity or Person that is or is owned or controlled by a Prohibited Person or any Person that is the target of any Sanctions.  Guarantor covenants and agrees that, with respect to the Transactions under this Agreement, none of Guarantor or, to Guarantor’s Knowledge, any of its Affiliates will conduct any business, nor engage in any transaction, Assets or dealings, with any Prohibited Person or any Person who is the target of Sanctions.  Guarantor further covenants and agrees that it will not, directly or indirectly, use the proceeds of the facility, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the target of Sanctions.

(d)

Financial Reporting.  Upon Administrative Agent’s, on behalf of Buyers, request, Guarantor shall provide, or cause to be provided, to Administrative Agent, on behalf of Buyers, copies of Guarantor’s consolidated Federal Income Tax returns, if any, delivered within thirty (30) days after the earlier of (A) filing or (B) the last filing extension period.

(e)

Limitation on Distributions.  After the occurrence and during the continuation of any monetary or material non-monetary Default or any Event of Default, Guarantor shall not declare or make any payment on account of, or set apart assets for, a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of any equity or partnership interest of Guarantor, whether now or hereafter outstanding, or make any other distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of Guarantor; provided, however, that notwithstanding the occurrence or continuance of any monetary or material non-monetary Default or any Event of Default, Guarantor may distribute the minimum amount of cash required to be distributed so that Guarantor can maintain its status as a “real estate investment trust” under Sections 856 through 860 of the Code and avoid the payment of any income or excise taxes imposed under Section 857(b)(1), 857 (b)(3) or 4981 of the Code.

(f)

Compliance with Obligations and Laws.  Guarantor shall at all times (i) comply with all contractual obligations, (ii) comply in all material respects with all laws, ordinances, rules, regulations and orders, and comply in all respects with Environmental Laws, ordinances, rules, regulations and orders, in each case, of any Governmental Authority or any other federal, state, municipal or other public authority having jurisdiction over Guarantor or any of its assets, (iii) maintain and preserve its legal existence, and (iv) preserve all of its rights, privileges, licenses and franchises necessary for the operation of its business.

(g)

Books and Records.  Guarantor shall at all times keep proper books of records and accounts in which full, true and correct entries shall be made of its transactions fairly in accordance with GAAP, and set aside on its books from its earnings for each fiscal year all such proper reserves in accordance with GAAP.

(h)Change of Name; Place of Business.  Guarantor shall advise Administrative Agent, on behalf of Buyers, in writing of the opening of any new chief executive office or the closing of any such office of Guarantor and of any change in Guarantor’s name or jurisdiction of organization not less than fifteen (15) Business Days prior to taking any such action.

(i)Accuracy of Information.  No information with respect to the Purchased Assets furnished in writing on behalf of Guarantor shall prove to have been false or misleading in any respect as of the time made or furnished.

11.

Right of Set-Off.  Guarantor hereby irrevocably authorizes Administrative Agent, and Buyers, and their Affiliates, without notice to Guarantor, any such notice being expressly waived by Guarantor to the extent permitted by applicable law, upon any Obligations becoming due and payable by Guarantor (whether at stated maturity, by acceleration or otherwise), to set-off and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by Administrative Agent and Buyers to or for the credit or the account of Guarantor, or any part thereof in such amounts as Administrative Agent and Buyers may elect, against and on account of the obligations and liabilities of Guarantor to Administrative Agent, on behalf of Buyers, hereunder and claims of every nature and description of Administrative Agent, on behalf of Buyers, against Guarantor, in any currency, arising under any Transaction Document, as Administrative Agent and Buyers may elect, whether or not Administrative Agent, on behalf of Buyers, has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. Administrative Agent, on behalf of Buyers, shall notify Guarantor promptly of any such set-off and the application made by Administrative Agent or Buyer, provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of Administrative Agent and Buyers under this Section 11 are in addition to other rights and remedies (including, without limitation, other rights of set-off) that each party may have.

12.

Severability.  Any provision of this Guaranty which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

13.

Section Headings.  The section headings used in this Guaranty are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

14.

No Waiver; Cumulative Remedies.  Administrative Agent, on behalf of Buyers, shall not by any act (except by a written instrument pursuant to Section 15 hereof), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any default or event of default or in any breach of any of the terms and conditions hereof.  No failure to exercise, nor any delay in exercising, on the part of Administrative Agent, on behalf of Buyers, of any right, power or privilege hereunder shall operate as a waiver thereof.  No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  A waiver by Administrative Agent, on behalf of Buyers, of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which Administrative Agent, on behalf of Buyers, would otherwise have on any future occasion.  The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any rights or remedies provided by law.

15.

Waivers and Amendments; Successors and Assigns; Governing Law.  None of the terms or provisions of this Guaranty may be waived, amended, supplemented or otherwise modified except by a written instrument executed by Guarantor and Administrative Agent, on behalf of Buyers.  This Guaranty shall be binding upon the heirs, personal representatives, successors and assigns of Guarantor and shall inure to the benefit of Administrative Agent, on behalf of Buyers, and their respective successors and permitted assigns; provided, however, that Guarantor may not, without the prior written consent of Administrative Agent, on behalf of Buyers, assign any of Guarantor’s rights, powers, duties or obligations hereunder.  THIS GUARANTY SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK PURSUANT TO SECTIONS 5‑1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

16.

Notices.  Unless otherwise provided in this Agreement, all notices, consents, approvals and requests required or permitted hereunder shall be given in writing and shall be effective for all purposes if hand delivered or sent by (a) hand delivery, with proof of delivery, (b) certified or registered United States mail, postage prepaid, (c) expedited prepaid delivery service, either commercial or United States Postal Service, with proof of delivery or (d) by telecopier (with answerback acknowledged) or e-mail provided that such telecopied or e-mailed notice must also be delivered by one of the means set forth above, to the address specified below or at such other address and person as shall be designated from time to time by any party hereto, as the case may be, in a written notice to the other parties hereto in the manner provided for in this Section 16.  A notice shall be deemed to have been given: (w) in the case of hand delivery, at the time of delivery, (x) in the case of registered or certified mail, when delivered or the first attempted delivery on a Business Day, (y) in the case of expedited prepaid delivery upon the first attempted delivery on a Business Day, or (z) in the case of email, upon receipt of confirmation, provided that such email notice was also delivered as required in this Section 16.  A party receiving a notice that does not comply with the technical requirements for notice under this Section 16 may elect to waive any deficiencies and treat the notice as having been properly given.

Administrative Agent:	Morgan Stanley Mortgage Capital Holdings LLC 1585 Broadway, 25th Floor New York, New York 10036 Attention: Mr. Anthony Preisano Email:Anthony.Preisano@morganstanley.com

with copies to:	Paul Hastings LLP 200 Park Avenue New York, New York 10166 Attention: Lisa A. Chaney, Esq. Telephone: (212) 318-6773 Email: lisachaney@paulhastings.com
Guarantor:	ACRES Commercial Realty Corp. c/o ACRES Capital, LLC 390 RXR Plaza Uniondale, NY 11556 Attention: Mark Fogel Telephone: (516) 336-8122 Email: MF@acrescap.com
with a copy to:	Melissa C. Hinkle, Esq. Partner Cadwalader, Wickersham & Taft LLP 200 Liberty Street 36-117 New York, NY 10281 Telephone: (212) 504-6972 Email: melissa.hinkle@cwt.com

and to:	ACRES Real Estate SPE 10, LLC c/o ACRES Capital, LLC 390 RXR Plaza Uniondale, NY 11556 Attention: Jaclyn Jesberger Telephone: (516) 882-1662 Email: jjesberger@acrescap.com

17.	SUBMISSION TO JURISDICTION; WAIVERS. EACH OF GUARANTOR AND ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, HEREBY IRREVOCABLY AND UNCONDITIONALLY:

(A)SUBMITS TO THE NON- EXCLUSIVE GENERAL JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK, THE COURTS OF THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS FROM ANY THEREOF, solely for the purpose of any suit, action or proceeding brought to enforce its obligations under this Guaranty or relating in any way to this Guaranty, the Repurchase Agreement or any Transaction under the Repurchase Agreement;

(B)CONSENTS THAT ANY SUCH ACTION OR PROCEEDING MAY BE BROUGHT IN SUCH COURTS AND WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and any right of jurisdiction on account of its place of residence or domicile;

(C)AGREES THAT SERVICE OF PROCESS IN ANY SUCH ACTION OR PROCEEDING MAY BE EFFECTED BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL (OR ANY SUBSTANTIALLY SIMILAR FORM OF MAIL), POSTAGE PREPAID, TO ITS ADDRESS SET FORTH IN SECTION 16 HEREOF OR AT SUCH OTHER ADDRESS OF WHICH ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, SHALL HAVE BEEN NOTIFIED; AND

(D)AGREES THAT NOTHING HEREIN SHALL AFFECT THE RIGHT TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT TO SUE IN ANY OTHER JURISDICTION.

18.

Integration.  This Guaranty represents the agreement of Guarantor with respect to the subject matter hereof and there are no promises or representations by Administrative Agent, on behalf of Buyers, relative to the subject matter hereof not reflected herein.

19.

Counterparts.  This Guaranty may be executed in counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument. This Guaranty and the Transaction Documents may be delivered by facsimile transmission, by electronic mail, or by other electronic transmission, in portable document format (.pdf) or otherwise, and each such executed facsimile, .pdf, or other electronic record shall be considered an original executed counterpart for purposes of this Guaranty and any Transaction Document. Each party to this Guaranty (a) agrees that it will be bound by its own Electronic Signature, (b) accepts the Electronic Signature of each other party to this Guaranty and any Transaction Document, and (c) agrees that such Electronic Signatures shall be the legal equivalent of manual signatures.

20.	Acknowledgments. Guarantor hereby acknowledges that:
(a)	Guarantor has been advised by counsel in the negotiation, execution and delivery of this Guaranty and the related documents;
(b)

Administrative Agent, on behalf of Buyers, does not have any fiduciary relationship to Guarantor, and the relationship between Administrative Agent, on behalf of Buyers,, on the one hand, and Guarantor, on the other, is solely that of creditor and surety; and

(c)	no joint venture exists between or among any of Administrative Agent, on behalf of Buyers, Guarantor and/or Seller.
21.

Intent.  Guarantor intends and acknowledges that (a) this Guaranty is “a security agreement or arrangement or other credit enhancement” that is “related to” and provided “in connection with” the Repurchase Agreement and each Transaction is within the meaning of Sections 101(38A)(A), 101(47)(a)(v) and 741(7)(A)(xi) of the Bankruptcy Code and is, therefore, (i) a “repurchase agreement” as that term is defined in Section 101(47)(A)(v) of the Bankruptcy Code, (ii) a “securities contract” as that term is defined in Section 741 (7)(A)(xi) of the Bankruptcy Code and (iii) a “master netting agreement” as that term is defined in Section 101 of the Bankruptcy Code, and (b) any party’s right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with the Repurchase Agreement and this Guaranty is in each case a contractual right to cause the termination, liquidation or acceleration of, or to offset net termination values, payment amounts or other transfer obligations arising under or in connection with this Guaranty as described in Sections 555, 559 and 561 of the Bankruptcy Code.  Guarantor agrees that it shall not challenge, and hereby waives to the fullest extent available under applicable law its right to challenge, the characterization of this Guaranty, the Repurchase Agreement or any Transaction thereunder as a “repurchase agreement,” “securities contract” and/or “master netting agreement,” within the meaning of the Bankruptcy Code.

22.

WAIVERS OF JURY TRIAL.  EACH OF GUARANTOR AND, BY ACCEPTANCE OF THIS GUARANTY, ADMINISTRATIVE AGENT, ON BEHALF OF BUYERS, EACH HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS GUARANTY OR ANY RELATED DOCUMENT AND FOR ANY COUNTERCLAIM HEREIN OR THEREIN.

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IN WITNESS WHEREOF, the undersigned has caused this Guaranty to be duly executed and delivered as of the date first above written.

GUARANTOR:

ACRES COMMERCIAL REALTY CORP., a
Maryland corporation

By:	/s/ Jaclyn Jesberger
	Name:	Jaclyn Jesberger
	Title:	Senior Vice President